Mail Stop 6010

November 06, 2006

Dr. Hun-Chi Lin
President
Grant Life Sciences, Inc.
3550 Wilshire Blvd., Suite 1700
Los Angeles, CA 90010

Re: Grant Life Sciences, Inc.
Amendment No. 1 to the Registration Statement on Form SB-2
Filed on November 1, 2006
File Number 333-137774

Dear Dr. Lin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

1. We note your response to comment 1 and specifically to your response that the approximately 34 million shares you are registering would constitute approximately 25.7% of the issued and outstanding shares of the company. However, for purposes of our comment, we look at the total amount of shares that you are offering pursuant to the prospectus, which in this case is approximately 143 million. In that regard, considering the nature and size of the offering of securities pursuant to the prospectus, it appears the offering is a primary offering through AJW Offshore, Ltd., AJW Qualified Partners LLC, AJW Partners LLC and New Millennium Capital Partners II, LLC. Please identify these selling shareholders as underwriters in your document, including the cover page and the Selling Shareholders and Plan of Distribution sections.

1

2. We note your response to comment 2 and reissue the comment as your registration statement still appears to provide conflicting information. For example, we note the following:

- In your Calculation of Registration Fee table the prospectus relates to the sale of approximately 143,468,000 shares; and
- In the first paragraph of the prospectus cover page you indicate the prospectus relates to the sale of up to approximately 34,140,000 shares.

   Rule 429 permits the carrying forward of unsold securities previously registered. In that regard, a combined offering under Rule 429 constitutes one new offering. Since you are carrying over approximately 109,328,000 shares of common stock from previously filed registration statements and registering an additional amount of approximately 34,140,000 shares of common stock, it appears the prospectus relates to the total offering of approximately 143,468,000 shares of common stock. In that regard, it appears that where you have language in your document indicating the total amount of shares to be offered pursuant to the prospectus that amount should reflect the 143,468,000 share amount. Please revise your document to eliminate the inconsistent information as to how many shares are covered by the registration statement.

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You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Song Brandon at (202) 551-3621 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Gregory Sichenzia, Esq.
        Yoel Goldfeder, Esq.
        Sichenzia Ross Friedman Ference LLP
        1065 Avenue of the Americas, 21st Floor
        New York, NY 10018